UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Select Energy Services, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

81617J301

(CUSIP Number)

December 3, 2021

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81617J301

1	NAMES OF REPORTING PERSONS Superior Energy Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,712,873 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,712,873 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,712,873 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Superior Energy Services, Inc., a Delaware corporation (“Superior”), is the sole holder of Superior MidCo, Inc., a Delaware corporation and wholly-owned subsidiary of Superior (“MidCo”), and MidCo is the sole holder of SESI Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of MidCo (“Holdings”), and Holdings is the sole member of SESI, L.L.C., a manager-managed limited liability company and wholly-owned subsidiary of Holdings (“SESI”), and therefore may be deemed to possess voting and dispositive power with respect to the 4,712,873 shares of Class A Common Stock, par value $0.01 per share (“Common Stock”), held of record by SESI as of December 3, 2021.

(2)

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 92,958,814 shares of the Issuer’s Common Stock outstanding as of December 2, 2021 based upon information provided by the Issuer, plus an additional 1,211,375 shares of the Issuer’s Common Stock issued as a result of acquisitions of the newly issued Common Stock from the Issuer.

CUSIP No. 81617J301

1	NAMES OF REPORTING PERSONS Superior MidCo, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,712,873 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,712,873 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,712,873 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Superior is the sole holder of MidCo, and MidCo is the sole holder of Holdings, and Holdings is the sole member of SESI, and therefore may be deemed to possess voting and dispositive power with respect to the 4,712,873 shares of Common Stock held of record by SESI as of December 3, 2021.

CUSIP No. 81617J301

1	NAMES OF REPORTING PERSONS SESI Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,712,873 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,712,873 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,712,873 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Superior is the sole holder of MidCo, and MidCo is the sole holder of Holdings, and Holdings is the sole member of SESI, and therefore may be deemed to possess voting and dispositive power with respect to the 4,712,873 shares of Common Stock held of record by SESI as of December 3, 2021.

CUSIP No. 81617J301

1	NAMES OF REPORTING PERSONS SESI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,712,873
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,712,873

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,712,873
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13G

Item 1(a)	Name of Issuer:

Select Energy Services, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

515 Post Oak Boulevard, Suite 200 Houston, TX 77027

Item 2(a)	Name of Person Filing:

See Item 2(b) below.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

1001 Louisiana Street, Suite 2900 Houston, TX 77002

Item 2(c)	Citizenship:

(i) Superior Energy Services, Inc. is a Delaware corporation.

(ii)  Superior MidCo, Inc. is a Delaware corporation.

(iii)  SESI Holdings, Inc. is a Delaware corporation.

(iv) SESI, L.L.C. is a Delaware limited liability company.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e)	CUSIP Number:

81617J301

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

Not Applicable.

Item 4	Ownership:

The information contained in the cover pages hereto is incorporated by reference into this Item 4. The reporting persons’ ownership of the Issuer exceeded 5.0% of the Common Stock as of December 3, 2021, as a result of acquisitions of the Common Stock from the Issuer. Subsequent to December 3, 2021, SESI sold Common Stock which reduced the ownership of the Issuer to less than 5.0% of the Common Stock as of December 7, 2021.

Item 5	Ownership of Five Percent or Less of the Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2021

SUPERIOR ENERGY SERVICES, INC.

By:	/s/ James Spexarth
	Name:	James Spexarth
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

SUPERIOR MIDCO, INC.

By:	/s/ James Spexarth
	Name:	James Spexarth
	Title:	Vice President, Chief Financial Officer and Treasurer

SESI HOLDINGS, INC.

By:	/s/ James Spexarth
	Name:	James Spexarth
	Title:	Vice President, Chief Financial Officer and Treasurer

SESI, L.L.C.

By:	/s/ James Spexarth
	Name:	James Spexarth
	Title:	Vice President and Treasurer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement between Superior Energy Services, Inc., Superior MidCo, Inc., SESI Holdings, Inc. and SESI, L.L.C. regarding filing of Schedule 13G, dated December 13, 2021.